SEC 

16022333

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-28508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/15 (MM/DD/YY) AND ENDING 09/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Buckingham Research Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Third Avenue, 6th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Mirro, Managing Director and Chief Financial Officer — (212) 922-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange

NOV 29 2016

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Mirro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Buckingham Research Group Incorporated, as of September 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


LAUREN B SCHMIDT
NOTARY
NO. 01SC6283852
QUALIFIED IN
NEW YORK COUNTY
COMM. EXP.
06/17/2017
PUBLIC
STATE OF NEW YORK

Signature

Managing Director and Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Statement of Financial Condition

SEPTEMBER 30, 2016


EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Buckingham Research Group Incorporated

We have audited the accompanying statement of financial condition of The Buckingham Research Group Incorporated (the "Company") as of September 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Buckingham Research Group Incorporated as of September 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
November 28, 2016

THE BUCKINGHAM RESEARCH GROUP INCORPORATED

Statement of Financial Condition
September 30, 2016

ASSETS		
Cash	$	5,343,368
Due from brokers		1,010,470
Deposit with broker		500,000
Commissions receivable		125,964
Employee loan		9,611
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $4,518,762)		288,197
Deferred tax asset		55,707
Prepaid expenses		504,356
Other assets		694,725
	$	8,532,398
Liabilities		
Accounts payable and accrued expenses	$	1,124,517
Commissions payable		366,021
Compensation payable		878,183
Deferred rent		146,723
		2,515,444
Commitments		
STOCKHOLDERS' EQUITY		
Common stock - $0.01 par value:		
Class A, authorized 100,000 shares, 59,538 and 30,912 shares issued and outstanding, respectively		595
Class B, authorized 900,000 shares, 535,924 and 278,327 shares issued and outstanding, respectively		5,359
Additional paid-in capital		9,016,948
Stock subscription receivable		(418,336)
Retained earnings		9,201,720
Treasury stock (28,626 shares of Class A and 257,597 shares of Class B, at cost)		(11,789,332)
Total stockholders' equity		6,016,954
	$	8,532,398

See notes to Statement of Financial Condition

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Description of business:

The Buckingham Research Group Incorporated ("BRG" or the"Company") was incorporated under the laws of the state of Delaware on November 1, 1982. BRG is engaged primarily in brokerage and investment advisory services. BRG is registered as a broker-dealer under the rules of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

BRG clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

On March 31, 2016 ("the spin-off date"), BRG completed a spin-off of its wholly owned subsidiary, Buckingham Capital Management Incorporated ("BCM") through a tax-free distribution to BRG's shareholders of all the issued and outstanding stock of BCM. On the spin-off date, BRG shareholders of record as the close of business on March 31, 2016 received one share of BCM Class A and one share of Class B stock for each share of BRG Class A and Class B stock they owned, respectively. Subsequent to the spin-off, BRG does not beneficially own any shares of BCM and does not consolidate BCM's financial results for periods after the spin-off date as part of its financial reporting.

Prior to the spin-off BRG filed consolidated financial statements which included the accounts of BRG, BCM and the accounts of the following investment partnerships for which BCM served as the sole General Partner, was deemed to control and had limited partnership interests: Buckingham Partners, L.P. ("BP"), Buckingham Partners II, L.P. ("BP II"), Buckingham RAF Partners, L.P. ("RAF") and Buckingham RAF Partners II, L.P. ("RAF II") (the "Onshore Funds"). In addition, BCM is the managing member of Buckingham Holdings, LLC ("BH"), with ownership of approximately 3.5% as of March 31, 2016. BCM is deemed to control and consolidates BH. BH's other stockholders are also stockholders of BRG. BH also includes the accounts of the following investment partnerships, for which BH serves as the sole General Partner and is deemed to control: Buckingham International Partners Master Fund, L.P. ("BIP") and Buckingham RAF International Partners Master Fund, L.P. ("BRAF") (the "Offshore Funds").

[2] Summary of significant accounting policies:

(a) Revenue recognition:

Research, underwriting income and advisory fees are recorded as earned. Commission income is recorded on a trade-date basis as reported by the clearing broker.

(b) Cash:

The Company, at times, maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

(c) Furniture, equipment and leasehold improvements:

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.
Leasehold improvements are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the improvement or the life of the lease, whichever is shorter.

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

(d) Deferred rent:

The Company leases its office premises, which provides for free rent periods and periodic increases over the lease term. The Company records rent expense on a straight-line basis over the lease term. The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent.

(e) Income taxes:

BRG files its federal income tax return up to March 31, 2016, on a consolidated basis and its New York State and New York City income tax returns on a combined basis with its wholly owned subsidiary BCM. Subsequent to March 31, 2016 BRG's federal, state and local income returns will not include BCM. All tax returns are filed using a December 31 year end.

BRG elected to be treated as an S corporation pursuant to Section 1362 of the Internal Revenue Code. As a result of this election, BRG's income or loss is reportable on the individual tax returns of its stockholders. A similar election was made for New York State income tax purposes. The Company is subject to New York City corporate income tax and the New York State corporate minimum tax.

Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has not recognized in this financial statement any interest or penalties related to income taxes, and have no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. At September 30, 2016, the Company had no valuation allowance recorded. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Deferred taxes resulting from the temporary differences in the recognition of assets and liabilities for income tax purposes as compared to the financial statement purposes consist principally of depreciation, amortization and deferred rent.

(f) Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

NOTE A - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] Summary of significant accounting policies: (continued)

contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

NOTE B - DUE FROM BROKERS/DEPOSIT WITH BROKER

Trades executed on behalf of clients of the Company are cleared through the Broadcort division of Merrill, Lynch, Pierce Fenner & Smith, Incorporated ("Broadcort").

In addition, $500,000 is deposited with Broadcort as a clearing deposit.

NOTE C – EMPLOYEE LOANS

Employee loans are interest-bearing and are due on demand.

NOTE D - PROFIT-SHARING PLAN

The Company maintains a profit sharing/401(k) plan (the "Plan") covering all eligible full-time employees. The Company has total discretion about whether to make an employer contribution to the Plan and the amount of such employer contribution.

NOTE E - COMMITMENTS

The Company has a lease agreement for office facilities that expires on February 28, 2021.

The approximate annual future minimum rental commitments are as follows:

Year Ending September 30,	
2017	$ 1,176,000
2018	1,236,000
2019	1,236,000
2020	1,236,000
2021	515,000
Total	$ 5,399,000

NOTE F - NET CAPITAL REQUIREMENT

BRG, as a broker-dealer registered with the SEC and a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital on the aggregate indebtedness method. The Rule requires BRG to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At

NOTE F - NET CAPITAL REQUIREMENT (CONTINUED)

September 30, 2016, BRG had net capital of $5,186,265 which was $5,076,614 in excess of its minimum required net capital of $109,651. BRG's ratio of aggregate indebtedness to net capital was 31.71%.

NOTE G - FIXED ASSETS, NET

Fixed assets at September 30, 2016 are comprised of the following:

Equipment	$ 1,266,198
Fumiture and fixtures	1,413,390
Computer software	650,900
Leasehold improvements	1,239,325
Construction in progress	237,146
Total cost	4,806,959
Less accumulated depreciation and amortization	(4,518,762)
	$ 288,197

NOTE H - STOCKHOLDERS' EQUITY

The Company's capital stock consists of Class A and Class B common stock shares. The authorized number of shares at September 30, 2016 was 1,000,000 consisting of 100,000 Class A shares and 900,000 Class B shares. Class A shares have the right to vote and Class B shares do not have the right to vote.

Shares of common stock are purchased by the Company's management and employees at transactional book value as defined in the Shareholders' Agreement.

In March 2016, the Board of Directors of BRG declared dividends of $7.276 per common share outstanding, totaling $2,397,806 for the year.

As of the March 31, 2016 BRG spun-off its wholly owned subsidiary BCM as a tax free distribution. The value of BCM at March 31, 2016 was $4,086,152.

In April 2016, as part of the spin-off transaction BRG paid a return of capital to its shareholders as of March 31, 2016 in the amount of $14.053971 per common share outstanding, totaling $4,391,289.

During the year ended September 30, 2016, the Company acquired 8,961 Class A shares and 80,612 Class B shares at a total cost of $2,283,640.

During the year ended September 30, 2016 the Company issued 6,818 Class A shares and 61,444 Class B shares for gross total proceeds of $1,420,531 net of $418,336 of stock subscriptions receivable which is shown as a reduction of stockholders' equity at September 30, 2016.

NOTE I – SPIN-OFF

On March 31, 2016, BRG completed a spin-off of BCM, its wholly-owned subsidiary, through a tax-free distribution of all of the issued and outstanding common stock of BCM. In connection with the spin-off, the Company entered into a two year agreement with BCM that governs BRG's post spin-off relationship ("Transition Agreement").

The Transition Agreement provides that BRG will provide services to BCM that are reasonably necessary to the operation of BCM which BRG has historically provided to BCM. The fee for these services shall be the portion of the compensation and benefits provided by each shared employee to each entity. Services provided by the shared employees will include but are not limited to financial and income tax accounting, human resource administration, cash management, payables processing, technology administration, legal and compliance.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK

In the normal course of its business, BRG trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk, liquidity risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, and the extent and timing of investor participation in the markets for equity investments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impair its ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, BRG is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

Liquidity risk is the risk that BRG will not be able to raise funds to fulfill its commitments, including inability to sell investments quickly or at close to fair value.

Short selling, or the sale of securities not owned by BRG, exposes BRG to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and, in the case of equities, without effective limit. There is the risk that the securities borrowed by BRG in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein BRG might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

NOTE J - FINANCIAL INSTRUMENTS HELD AND RISK (CONTINUED)

The Company may invest a portion of their assets in securities of non-U.S. issuers and in other financial instruments denominated in various currencies. These types of investments entail risks in addition to those involved in investments in securities of domestic issuers. Investing in non-U.S. securities may represent a greater degree of risk than investing in U.S. securities. Non-U.S. securities may also be less liquid and more volatile than U.S. securities and may involve higher transaction and custodial costs.

The writer of a call option which is covered (i.e., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The Company may purchase and sell options on securities on national and over-the-counter markets. The seller ("writer") of a put option which is covered (i.e., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.